EXHIBIT 99.1

BGS ACQUISITION CORP.
Announces Results of Shareholder Meeting

Extension of Time for Business Combination Approved

New York, New York, September 16, 2013 - BGS Acquisition Corp. (NASDAQ:BGSC) (“BGS” or the “Company”) today announced the results of its shareholder meeting held on September 13, 2013. At the shareholder meeting, shareholders approved an amendment to the Company’s Memorandum and Articles of Association extending the date by which BGS must consummate its initial business combination from September 26, 2013 to November 26, 2013.  Additionally, the Investment Management Trust Agreement (the “IMTA”) governing the trust account established to hold the proceeds of BGS’s initial public offering (the “Trust Account”) was amended to permit the withdrawal from the Trust Account of an amount sufficient to purchase the ordinary shares validly tendered and not withdrawn in the tender offer conducted concurrent with the proxy solicitation in connection with the shareholder meeting (the “Extension Tender Offer”) and to extend the date on which to liquidate the Trust Account in accordance with the IMTA to November 26, 2013.

Cesar Baez, the Company’s President and Chief Executive Officer stated, “We are pleased that shareholders granted us additional time to consummate our intended initial business combination with TransnetYX Holding Corp.”

Morrow & Co., LLC. acted as the Information Agent for the proxy solicitation.. For questions and information, please call the Information Agent toll free at (800) 662-5200 (banks and brokers call collect at (203) 658-9400).

The Extension Tender Offer commenced on August 23, 2013 and will expire at 11:59 PM New York City time on September 23, 2013.  The tender offer to be issued in connection with the consummation of the proposed business combination (the “Business Combination Tender Offer”) with TransnetYX Holding Corp. (“TransnetYX”) has not yet commenced.

This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell BGS ordinary shares. The solicitation of offers to buy shares has been or will be made pursuant only to offers to purchase, the forms of letter of transmittal and other related documents that BGS has distributed to its shareholders in connection with the Extension Tender Offer or will distribute to its shareholders at no expense to them upon commencement of the Business Combination Tender Offer. The Extension Tender Offer materials contain, and the Business Combination Tender Offer materials will contain, important information that should be read carefully before any decision is made regarding the Extension Tender Offer or the Business Combination Tender Offer, respectively.  Materials related to and including the Registration Statement on Form S-4 of BGS’s wholly-owned subsidiary, BGS Acquisition Subsidiary, Inc., also contain important information that should be read carefully.  In addition, all of those materials (and all other offer documents filed with the SEC) have been or will be available at no charge on the SEC’s website at www.sec.gov and from the Information Agent.

About BGS

BGS is a blank check company incorporated as a British Virgin Islands business company with limited liability formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Forward-Looking Statements

In addition to historical information, this release may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses or other future financial or business performance, strategies or expectations, or the impact of legal or regulatory matters on business, results of operations or financial condition. When used in the proxy materials, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “potential” and “should,” as they relate to us are intended to identify these forward-looking statements. All statements by us regarding our possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives and similar matters are forward-looking statements. These forward-looking statements are based on information available to BGS as of the date hereof and involve a number of risks and uncertainties. These forward-looking statements involve a number of known and unknown risks and uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the risk that governmental and regulatory review of documents relating to the Business Combination Tender Offer or BGS Acquisition Subsidiary, Inc.’s Registration Statement on Form S-4 may result in the inability of BGS to close the Business Combination Tender Offer or the business combination with TransnetYX by November 26, 2013; the ability to meet the Nasdaq listing standards, including having the requisite number of shareholders; potential changes in the legislative and regulatory environments; and potential volatility in the market price of the ordinary shares. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements. BGS undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

# # # #

Company Contact:
Cesar Baez, President and Chief Executive Officer
cbaez@bgsc.us

Information Agent:
Morrow & Co., LLC
470 West Avenue, 3rd Floor
Stamford, Connecticut 06902
Telephone: (800) 662-5200
Banks and Brokerage Firms: (203) 685-9400
bgsc.info@morrowco.com